Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 16, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mark Cowan

Re:	Registration Statements on Form N-14

CitizensSelect Funds (File No. 333-250168)

Dreyfus Cash Management (File No. 333-250167)

Dreyfus Government Cash Management Funds (File No. 333-250171)

Dreyfus Treasury Securities Cash Management (File No. 333-250169)

General Money Market Fund, Inc. (File No. 333-250170)

Ladies and Gentlemen:

On behalf of each of the above-referenced registrants (each, a "Registrant" and, collectively, the "Registrants"), on or about December 18, 2020, we plan to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Pre-Effective Amendment No. 1 (each, an "Amendment" and, collectively, the "Amendments") to the Registrant's Registration Statement on Form N-14 (each, a "Registration Statement" and, collectively, the "Registration Statements").

The Registration Statements relate to the following five reorganizations (the "Reorganizations") in which each target fund set forth below (each, a "Target Fund") will reorganize with and into the acquiring fund in the opposite column (each, an "Acquiring Fund" and together with the Target Funds, the "Funds"):

	Target Fund	Acquiring Fund
1.	Dreyfus Institutional Treasury Securities Cash Advantage Fund ("DITSCAF"), a series of Dreyfus Institutional Reserves Funds	Dreyfus Institutional Preferred Treasury Securities Money Market Fund ("DIPTSMMF"), a series of CitizensSelect Funds ("CSF")
2.	Dreyfus Institutional Preferred Money Market Fund ("DIPMMF"), a series of Dreyfus Institutional Preferred Money Market Funds	Dreyfus Cash Management ("DCM")
3.	General Government Securities Money Market Fund ("GGSMMF"), a series of General Government Securities Money Market Funds, Inc.	Dreyfus Government Cash Management ("DGCM"), a series of Dreyfus Government Cash Management Funds
4.	General Treasury Securities Money Market Fund ("GTSMMF"), a series of General Government Securities Money Market Funds, Inc.	Dreyfus Treasury Securities Cash Management ("DTSCM")
5.	Dreyfus Liquid Assets, Inc. ("DLA")	General Money Market Fund, Inc. ("GMMF")

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

December 16, 2020

The Registration Statements contained, and the Amendments will contain, Prospectus/Proxy Statements (each, a "Prospectus/Proxy Statement") and Statements of Additional Information (each, an "SAI") relating to the Reorganizations. Each Prospectus/Proxy Statement and SAI included in an Amendment will be marked to show changes from the versions included in the corresponding Registration Statement. The revisions will consist primarily of changes made in response to comments on the Registration Statements that were provided to Max Vogel of this office by Mark Cowan of the staff (the "Staff") of the Commission on December 9, 2020. Set forth below are the Staff's comments and the Registrants' responses thereto. We have considered comments made by the Staff with respect to one section of a Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement, and comments made by the Staff with respect to one Registration Statement as applicable to the other Registration Statements, where relevant. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendments.

Please be advised that accompanying this filing are requests, on behalf of the Registrants and BNY Mellon Securities Corporation, the Registrants' distributor, seeking acceleration of the effectiveness of the Amendments to Friday, December 18, 2020, or as soon thereafter as practicable.

GENERAL

All Registrants, except CSF

1.	Staff Comment: Please apply any applicable comments made concerning shareholder voting to those Funds with Reorganizations requiring a shareholder vote.

Response: We have applied any applicable comments made concerning shareholder voting to those Funds with Reorganizations requiring a shareholder vote.

All Registrants

2.	Staff Comment: Please confirm series and class identifiers for both the Target and Acquiring Funds.

Response: Each Fund's class identifiers is correctly coded in the Registration Statement.

3.	Staff Comment: Please disclose which Fund, either the Target Fund or the Acquiring Fund, will be the accounting survivor in each Reorganization.

Response: The Acquiring Fund will be the accounting survivor for each Reorganization. Corresponding disclosure will be added to each Registration Statement.

All Registrants, Except CSF

4.	Staff Comment: Please make sure each Fund follows all the requirements for virtual meetings in the Prospectus/Proxy Statement and on the proxy card. We refer you to the requirements from the Commission guidance on virtual meetings, Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns (updated as of April 7, 2020). The proxy card should also contain instructions for how to attend and vote at the shareholder meeting.

Response: Each Amendment contains information related to the requirements for virtual meetings as outlined the Commission guidance.

December 16, 2020

SHAREHOLDER LETTER

DTSCM

5.	Staff Comment: The third sentence of the third paragraph states "Management of BNYM Investment Adviser believes that the reorganization will permit Fund shareholders to pursue the same investment goals in a significantly larger combined fund that has a lower management fee and is estimated to have a lower total annual expense ratio" (emphasis added). Please delete the reference to "estimated" expenses here and throughout the Registration Statement. We note that the expenses contained in the prospectuses for the newly registered Wealth and Service shares were not estimated, and we believe there is no basis for stating that fees and expenses are estimated. Please use the expense numbers listed in the current prospectuses for Wealth and Service shares.

Response: Disclosure referencing expenses as being "estimated" will be deleted in the Amendment.

DCM

6.	Staff Comment: The third sentence of the third paragraph states: "Management of BNYM Investment Adviser believes that the reorganization will permit Fund shareholders to pursue the same investment goals in a larger combined fund that has a total annual expense ratio and performance record that are comparable to those of the Fund." Please revise this disclosure to state that total annual expenses will be comparable after the Reorganization since the total annual expenses of the Acquiring Fund are currently higher. Please revise this disclosure throughout the Amendment, as applicable.

Response: The referenced disclosure will be revised in the Amendment as follows: "Management of BNYM Investment Adviser believes that the reorganization will permit Fund shareholders to pursue the same investment goals in a larger combined fund that ~~has~~ will have a comparable total annual expense ratio and has a comparable performance record ~~that are comparable~~ to those of the Fund.

DCM

7.	Staff Comment: The fourth sentence of the fourth paragraph states: "Preferred shares of the Acquiring Fund are estimated to have a slightly lower total annual expense ratio than Hamilton shares of the Fund and a comparable total annual expense ratio as Institutional shares of the Fund (in each case reflecting (1) the Board-approved, but not yet effective, reduction to the Acquiring Fund's management fee, and (2) the fees waived and/or expenses reimbursed by BNYM Investment Adviser pursuant to contractual (but not voluntary) undertakings with the Acquiring Fund and the Fund, each as described in the enclosed Prospectus/Proxy Statement)." Please add disclosure stating that these fees are estimated to be lower for two years after the consummation of the Reorganization, and thereafter, the fees and expenses could be higher.

Response: The disclosure will be revised as follows in the Amendment: "Preferred shares of the Acquiring Fund are estimated to have, for at least two years after the reorganization, a slightly lower total annual expense ratio than Hamilton shares of the Fund and a comparable total annual expense ratio as Institutional shares of the Fund (in each case, reflecting (1) the Board-approved, but not yet effective, reduction to the Acquiring Fund's management fee, and (2) the fees waived and/or expenses reimbursed by BNYM Investment Adviser pursuant to contractual (but not voluntary) undertakings with the Acquiring Fund and the Fund, each as described in the enclosed Prospectus/Proxy Statement); two years after the reorganization, the total annual expense ratio of the Acquiring Fund's Preferred shares may be higher than that of the Fund's shares."

December 16, 2020

GMMF

8.	Staff Comment: Please state when the renaming of the Acquiring Fund from General Money Market Fund, Inc. to Dreyfus Money Market Fund will occur, and clarify throughout the Amendment.

Response: The Acquiring Fund renaming will occur on or about February 1, 2021, and the Amendment will be revised accordingly.

GMMF

9.	Staff Comment: The Registration Statement states that Class A shares and Dreyfus Class shares will be renamed Wealth shares and Premier shares, respectively. Please clarify whether the share classes have already been renamed.

Response: The share class renaming will occur on or about February 1, 2021, and the Amendment will be revised accordingly.

GMMF

10.	Staff Comment: The third paragraph states: "The Acquiring Fund's Wealth shares have a lower total annual expense ratio than the Fund's Class Z shares and Class 1 shares, and the Acquiring Fund's Premier shares have a lower total annual expense ratio than the Fund's Class 2 shares (in each case reflecting (1) the Board-approved, but not yet effective, reduction to the Acquiring Fund's management fee, and (2) the fees waived and/or expenses reimbursed by BNYM Investment Adviser pursuant to contractual (but not voluntary) undertakings with the Fund)." Please confirm if this disclosure is correct, as the fee table shows Wealth shares currently being more expensive than Class Z and Class 1 shares, and only the combined Fund having a lower total expense ratio. The fee table also does not show any fee waiver or expense reimbursement for Wealth or Premier shares. Please also add when any fee waiver or expense reimbursement would expire, and state that after such expiration, the annual expense ratio could be higher. Please make corresponding revisions throughout the Amendment.

Response: The referenced disclosure will be revised as follows here and throughout the Amendment: "The Acquiring Fund's Wealth shares will have after the reorganization a lower total annual expense ratio than the Fund's Class Z shares and Class 1 shares, and the Acquiring Fund's Premier shares have and after the reorganization will have a lower total annual expense ratio than the Fund's Class 2 shares (in each case, reflecting ~~(1) the Board-approved, but not yet effective~~, the reduction to the Acquiring Fund's management fee, ~~and (2) the fees waived and/or expenses reimbursed by BNYM Investment Adviser pursuant to contractual (but not voluntary) undertakings with the Fund~~ effective on or about February 1, 2021)." There is no current contractual fee waiver or expense reimbursement agreement for the Acquiring Fund.

December 16, 2020

QUESTIONS AND ANSWERS

All Registrants

11.	Staff Comment: The second sentence of the answer to "What Will Happen to my General Government Securities Money Market Fund Investment if the Proposed Reorganization Occurs?" states: "If you hold Dreyfus Class shares or Class A shares of the Fund, you will receive Wealth shares of the Acquiring Fund, and if you hold Class B shares of the Fund, you will receive Service shares of the Acquiring Fund, in each case, with a value equal to the value of your investment in the Fund as of the Closing Date" (emphasis added). Please revise the emphasized disclosure to state "with an aggregate net asset value equal to the aggregate net asset value" and use this formulation throughout the Amendment. Please make corresponding changes in the other Amendments as well.

Response: The referenced disclosure will be revised and used throughout the Amendments.

DCM

12.	Staff Comment: The third sentence of "What are the Expected Benefits of the Proposed Reorganization For Me?" states: "[i]n addition, Preferred shares of the Acquiring Fund are estimated to have a slightly lower total annual expense ratio than Hamilton shares of the Fund and a comparable total annual expense ratio as Institutional shares of the Fund…" Because the Acquiring Fund's Preferred shares currently are more expensive than the Target Fund's Hamilton shares and Institutional shares, please state this disclosure in terms of the combined Fund after the Reorganization.

Response: The following disclosure will be added to the Amendment: "In addition, Preferred shares of the Acquiring Fund are estimated to have, for at least two years after the reorganization, a slightly lower total annual expense ratio than Hamilton shares of the Fund and a comparable total annual expense ratio as Institutional shares of the Fund (in each case, reflecting (1) the Board-approved, but not yet effective, reduction to the Acquiring Fund's management fee, and (2) the fees waived and/or expenses reimbursed by BNYM Investment Adviser pursuant to contractual (but not voluntary) undertakings with the Acquiring Fund and the Fund, each as described herein); two years after the reorganization, the total annual expense ratio of the Acquiring Fund's Preferred shares may be higher than that of the Fund's shares." .

13.	Staff Comment: The first sentence of the second paragraph of "Do the Funds Have Similar Investment Goals And Strategies?" states: "[e]ach fund pursues its investment objective by normally investing in a diversified portfolio of high quality, short-term, dollar-denominated debt securities, including: …bankers' acceptances and other short-term securities issued by domestic or foreign banks or thrifts or their subsidiaries or agencies (agencies with respect to the Fund only) or branches..." Please clarify which agencies are being referenced in this disclosure. The qualification included in the parenthetical is also not shown elsewhere in the Registration Statement. Please reconcile accordingly.

Response: The disclosure "or agencies (agencies with respect to the Fund only)" was a typographical error and has been deleted from the Amendment.

December 16, 2020

DCM

14.	Staff Comment: The second sentence of the third paragraph of "Will the Proposed Reorganization Result in a Higher Management Fee or Higher Total Fund Expenses?" states: "BNYM Investment Adviser, subject to the reorganization being approved and consummated, will contractually agree to waive receipt of its fees and/or assume the expenses of the Acquiring Fund's Preferred shares for at least two years after the consummation of the reorganization, so that the direct expenses of Preferred shares (excluding taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 0.10%, which was the total expense ratio of Institutional shares of the Fund for its fiscal year ended March 31, 2020, and more recently as of [September 30], 2020." Please state the effect on the Acquiring Fund's annual expenses after the expiration of any of these arrangements. The Staff notes that it looks like after two years, expenses of the Acquiring Fund's Preferred shares could be higher.

Response: The following disclosure will be added to the end of the paragraph in the Amendment: "two years after the reorganization, the total annual expense ratio of the Acquiring Fund's Preferred shares may be higher than that of the Fund's shares."

DCM

15.	Staff Comment: The fourth to last sentence of the of "What are the Expected Benefits of the Proposed Reorganization for Me" states: "The Acquiring Fund and the Fund have comparable performance records for the one-, five- and ten-year periods ended December 31, 2019, based on the performance of the Acquiring Fund's Institutional shares." Please advise if there a reason Institutional Shares of the Acquiring Fund are not being exchanged for Institutional Shares of the Target Fund.

Response: Institutional shares of the Acquiring Fund are subject to an annual shareholder services fee to reimburse the Acquiring Fund's distributor for expenses related to providing personal services to holders of Institutional shares, such as answering shareholder inquiries regarding the fund, and/or the maintenance of shareholder accounts; the Acquiring Fund's Preferred shares and the Target Fund's Institutional shares are not subject to such fees. In addition, the minimum initial investment in Institutional shares of the Acquiring Fund is $10,000,000; whereas, the minimum initial investment in Preferred shares of the Acquiring Fund and Institutional shares of the Target Fund is $500,000,000 and $1 billion, respectively. Accordingly, it was determined that Institutional shares of the Acquiring Fund would not be exchanged for Institutional Shares of the Target Fund.

DCM

16.	Staff Comment: Please include a "yes" or "no" answer as the first sentence to "Will the Proposed Reorganization Result in a Higher Management Fee or Higher Total Fund Expenses?"

Response: The following disclosure will be added as the first sentence to the section: "No, not for at least two years after consummation of the reorganization; thereafter, the total annual expense ratio of the Acquiring Fund's Preferred shares may be higher than the total annual expense ratio of the Fund's shares, as described herein."

December 16, 2020

DCM

17.	Staff Comment: The first sentence of "Will the Proposed Reorganization Result in a Higher Management Fee or Higher Total Fund Expenses?" states: "[t]he Acquiring Fund has agreed to pay BNYM Investment Adviser a management fee at the annual rate of 0.20% of the value of the Acquiring Fund's average daily net assets…" Please revise this disclosure to state that the Acquiring Fund has currently agreed.

Response: The requested revision will be made in the Amendment.

DCM

18.	Staff Comment: The last sentence of the first paragraph of "Will the Proposed Reorganization Result in a Higher Management Fee or Higher Total Fund Expenses?" states "If the reorganization is approved, the fee reduction would be effective prior to consummation of the reorganization (currently, scheduled to take effect on or about May 1, 2021)." Please specify how long this fee reduction will last.

Response: The management agreement will be revised to reflect the lower fee which may not be increased thereafter without the approval of the Acquiring Fund's shareholders. Disclosure will be added in the Amendment.

DGCM

19.	Staff Comment: The third sentence of "Will the Proposed Reorganization Result in a Higher Management Fee or Higher Total Fund Expenses?" states: "[i]n addition, the Acquiring Fund's Wealth shares are estimated to have a lower total annual expense ratio than the Fund's Dreyfus Class shares and Class A shares, and the Acquiring Fund's Service shares are estimated to have a lower total annual expense ratio than the Fund's Class B shares, based on the expenses of each fund as of the fiscal year ended November 30, 2019 for the Fund and January 31, 2020 for the Acquiring Fund, and more recently as of [September 30], 2020" (emphasis added). Because both Dreyfus Class shares and Class A shares are being exchanged for Wealth shares, please clarify the first emphasized language to state that fees are lower for the combined Fund.

We note that as of June 30, 2020, the total annual expense ratio of the Target Fund's Dreyfus Class shares was 0.55% and the total annual expense ratio of Acquiring Fund's Wealth shares is 0.62%; it is only the pro forma expenses of the Acquiring Fund that will be lower at 0.46%. We assume that the combined pro forma expenses are lower due to break points at combined larger asset levels.

Response: The referenced disclosure will be revised as follows in the Amendment: "In addition, the Acquiring Fund's Wealth shares ~~are estimated to~~ have a lower total annual expense ratio than the Fund's Class A shares (and will have a lower total annual expense ratio than the Fund's Dreyfus Class shares and Class A shares after the reorganization), and the Acquiring Fund's Service shares ~~are estimated to~~ have a lower total annual expense ratio than the Fund's Class B shares~~, based on the expenses of each fund as of the fiscal year ended November 30, 2019 for the Fund and January 31, 2020 for the Acquiring Fund, and more recently as of [September 30], 2020~~.

December 16, 2020

DGCM and DTSCM

20.	Staff Comment: The second sentence of "What Are the Expected Benefits of the Proposed Reorganization for Me?" states: "[i]n addition, the Acquiring Fund's Wealth shares are estimated to have a lower total annual expense ratio than the Fund's Dreyfus Class shares and Class A shares, and the Acquiring Fund's Service shares are estimated to have a lower total annual expense ratio than the Fund's Class B shares, based on the expenses of each fund as of the fiscal year ended November 30, 2019 for the Fund and January 31, 2020 for the Acquiring Fund, and more recently as of [September 30], 2020" (emphasis added). Please revise this language to account for the fact that Wealth and Service shares did not exist prior to November 2020 and Wealth shares are only expected to have a lower total annual expense ratio for the combined Fund for Dreyfus Class shares. More generally, we question the need for these dates throughout each Amendment, especially since the dates do not seem applicable for Wealth and Service shares which just became effective in November 2020.

Response: The referenced disclosure will be revised here and elsewhere in the Amendment as follows: "In addition, the Acquiring Fund's Wealth shares ~~are estimated to~~ have a lower total annual expense ratio than the Fund's Class A shares (and will have a lower total annual expense ratio than the Fund's Dreyfus Class shares and Class A shares after the reorganization), and the Acquiring Fund's Service shares ~~are estimated to~~ have a lower total annual expense ratio than the Fund's Class B shares."

DTSCM and CSF

21.	Staff Comment: The last sentence in the second paragraph of "Do the Funds have Similar Investment Goals and Strategies" states: "[e]ach fund is managed so that income paid by the fund will be exempt from state and local taxes." This seems to be incorrect, and may only be applicable to a fund investing in municipal securities. Please confirm or delete this disclosure.

Response: As each fund typically exclusively invests in U.S. Treasury securities, which are exempt for state and local taxes, we believe the disclosure is correct as stated. We have, however, clarified the disclosure here and elsewhere in the Amendment as follows: "Each fund ~~is managed so that t~~ypically invests exclusively in U.S. Treasury securities. By investing exclusively in U.S. Treasury securities, income paid by the ~~fund~~ funds generally will be exempt from state and local taxes."

CSF

22.	Staff Comment: Please supplementally explain why no shareholder vote is required to effect this Reorganization.

Response: We refer the Staff to "Why is No Shareholder Action Necessary?" which explains why no shareholder vote is required to effect the Reorganization.

All Registrants

23.	Staff Comment: Please revise "How Does the Trust's Board of Trustees Recommend I Vote?" consistently with the Staff's other comments.

Response: The relevant revisions will be made in the Amendment.

December 16, 2020

DTSCM

24.	Staff Comment: The second sentence of "Who Will Pay the Expenses of the Proposed Reorganization?" states: "[t]he funds, however, will bear their respective portfolio transaction costs whether or not associated with the reorganization." Based on disclosure in the Amendment, it appears that no such costs are expected. Please add disclosure in this section to that effect.

Response: The referenced disclosure will be deleted from the Amendment.

PROSPECTUS/PROXY STATEMENT

General

DCM

25.	Staff Comment: Why does the Prospectus/Proxy Statement not contain "Exhibit B: Comparison of Fundamental Investment Restrictions of the Acquiring Fund and the Fund" or "Exhibit C: Information about Board Members of the Acquiring Trust" similar to other Registrant's Prospectus/Proxy Statement?

Response: "Comparison of Fundamental Investment Restrictions of the Acquiring Fund and the Fund" has been added as Exhibit B to the Amendment. The Acquiring Fund and the Target Fund have identical Board membership, so "Information about Board Members of the Acquiring Trust" will not be added to the Amendment.

All Registrants

26.	Staff Comment: Please hyperlink references to the Acquiring Fund's current prospectuses on Form N-1A in the Amendments.

Response: The Prospectuses will be hyperlinked in the Amendment.

Summary

Goal and Approach

CSF

27.	Staff Comment: The seventh paragraph states: "[t]he Acquiring Fund and the Fund have substantially similar fundamental investment restrictions." Per Rule 17a-8 under the 1940 Act, please state that there are no material differences in the fundamental policies of the Target and Acquiring Funds. Please note that if a Fund cannot change its own policy without a vote, it cannot do so through a Reorganization with a vote.

Response: The following disclosure will be added to the Amendment: "There are no material differences in the fundamental policies of the Acquiring Fund and the Fund."

December 16, 2020

DCM

28.	Staff Comment: The last paragraph on page 12 states that "[t]he Acquiring Fund and the Fund have substantially similar fundamental investment restrictions." Please include a comparison chart of the Funds' investment restrictions.

Response: A comparison chart has been added as Exhibit B to the Amendment.

Investment Risks

All Registrants

29.	Staff Comment: The first sentence of the section states: "[t]he principal risks associated with an investment in the Acquiring Fund and the Fund are substantially similar." Please highlight any differences in the principal risks between the Target Funds and the Acquiring Funds. If the Funds have the same risk factors, but different levels of risk, please include a relevant explanation.

Response: Except as otherwise noted (e.g., municipal securities for DLA), there are no differences in the level of risks.

All Registrants

30.	Staff Comment: Please update all risk disclosure, including interest rate risk to reflect the current low interest rate environment, in the Amendments to reflect recent Staff comments.

Response: The risk disclosure has been revised in the Amendments per the Staff's recent comments where applicable.

Fees and Expenses

All Registrants

31.	Staff Comment: Please consider deleting the first two paragraphs of the section as this disclosure is repetitive of earlier disclosure and the fee table and footnotes themselves. Otherwise, please revise this disclosure per the Staff's relevant comments.

Response: The referenced disclosure will be revised per the Staff's relevant comments.

All Registrants

32.	Staff Comment: The first sentence of the third paragraph states: "[t]he fees and expenses set forth in the tables below for each fund (estimated for the Acquiring Fund's [Wealth] shares and [Service] shares) are as of June 30, 2020." We note that these fees and expenses are not estimated and are not as of June 30, 2020, since Wealth shares and Service shares did not exist until November 2020. Please delete such language, as Form N-14 does not require that fees and expenses be as of a specific date, only that the fees and expenses be current. We note that this date also conflicts with certain figures as of September 30, 2020 used throughout the Amendments. Please delete applicable references to June 30, 2020 in all Amendments.

Response: References to June 30, 2020 will be deleted in each Amendment.

December 16, 2020

DCM, DTSCM and CSF

33.	Staff Comment: The footnote to the annual fund operating expenses states "The expense ratios do not reflect any voluntary undertakings of BNYM Investment Adviser to waive fees and/or reimburse fund expenses." Please delete this footnote in each Amendment, as applicable, as this is not a permitted footnote.

Response: The footnote will be deleted in the Amendments.

DCM

34.	Staff Comment: The first footnote to the annual fund operating expenses table states: "[d]oes not reflect the proposed reduction to the Acquiring Fund's management fee from an annual rate of 0.20% to an annual rate of 0.10% of the value of the Acquiring Fund's daily net assets." Please delete this footnote, as it is only relevant to the combined Fund, and is properly disclosed in footnote 2.

Response: The referenced footnote will be deleted in the Amendment.

Example

All Registrants

35.	Staff Comment: The second sentence in the expense example states: "[t]he Example is based on the operating expenses of the funds, as of June 30, 2020. The 'Pro Forma After Reorganization' Example is based on the operating expenses of the funds, as of June 30, 2020, as adjusted showing the effect of the consummation of the Reorganization." Please revise this disclosure consistent with the Staff's previous comments.

Response: The referenced disclosure will be revised in the Amendments as follows: "~~The fees and expenses set forth in the tables below for each fund (estimated for the Acquiring Fund's Wealth shares and Service shares) are as of June 30, 2020.~~ The "Pro Forma After Reorganization" operating expenses information set forth in the tables below is based on the fees and expenses of each fund ~~(estimated for the Acquiring Fund's Wealth shares and Service shares), as of June 30, 2020,~~, as adjusted showing the effect of the consummation of the Reorganization."

DCM

36.	Staff Comment: The third and fourth sentences of the first paragraph state: "[t]he Example is based on the operating expenses of the funds, as of June 30, 2020. The one-year example and the first two years of the three-, five- and ten-years examples for the Acquiring Fund's Preferred shares are based on net operating expenses, which reflect the proposed contractual undertaking." Please delete the third sentence, as it is not permitted by or required in Form N-1A. We also do not believe that the expense calculation in the fourth sentence should be shown. The expense calculation should only be shown in pro-forma since the Reorganization is not currently effected.

Response: The referenced disclosure will be revised as follows: "The Example also assumes that your investment has a 5% return each year and that the respective fund's operating expenses remain the same. The ~~Example is based on the operating expenses of the funds, as of June 30, 2020. The one-year example and the first two years of the three-, five- and ten-years~~ examples for the ~~Acquiring~~ Fund's ~~Preferred~~ shares are based on net operating expenses, which reflect the ~~proposed~~ contractual undertaking by BNYM Investment Adviser. The "Pro Forma After Reorganization" Example is based on the operating expenses of the funds, ~~as of June 30, 2020,~~ as adjusted showing the effect of the consummation of the Reorganization and the reduction in the Acquiring Fund's management fee. In addition, the one-year example and the first two years of the three-, five- and ten-years examples for the "Pro Forma After Reorganization" are based on net operating expenses, which reflect the proposed contractual undertaking by BNYM Investment Adviser."

December 16, 2020

DCM

37.	Staff Comment: Please clarify whether the expense example reflects the unitary fee structure for the Target Fund described in footnote 3 to the annual fund operating expenses table for all periods.

Response: The expense example incorporates the Target Fund's unitary fee structure and disclosure has been added to that effect.

Past Performance

DTSCM

38.	Staff Comment: Please explain why the past performance of Participant shares of the Acquiring Fund is shown in the Prospectus/Proxy Statement, when the past performance of the Acquiring Fund's Investor shares was used in the Acquiring Fund's recent registration statement filed on Form N-1A.

Response: A multi-class fund is required to present only one class in the bar chart. Participant shares of the Acquiring Fund were selected for the bar chart instead of Investor shares because such class of shares has a higher expense ratio and lower performance results than Investor shares of the Acquiring Fund.

All Registrants

39.	Staff Comment: Please confirm that graphic bars will be included in all bar charts in the Amendments.

Response: Each bar chart will contain graphic bars in the Amendments.

CSF

40.	Staff Comment: We note that the past performance of the Target Fund's Institutional shares is shown in the Registration Statement. Please explain why past performance for the Target Fund's Hamilton shares is also not shown.

Response: A multi-class fund is required to present only one class in the bar chart. Institutional shares of the Target Fund because were selected for the bar chart instead of Hamilton shares because such class of shares of the Target Fund has a lower expense ratio and better performance results than Hamilton shares of the Target Fund. The table presents the performance of each such share class of the Target Fund.

December 16, 2020

Investment Adviser

CSF

41.	Staff Comment: Please update the reference to the Acquiring Fund's semi-annual report from September 30, 2019 to September 30, 2020.

Response: The requested revision will be made in the Amendment.

Reasons for the Reorganization

All Registrants

42.	Staff Comment: Please disclose and describe if there were any material considerations adverse to the Reorganization proposal considered by each Fund's Board in determining to approve the Reorganization.

Response: There were no material considerations adverse to the Reorganization proposal considered by each fund's Board.

43.	Staff Comment: The penultimate sentence of the first paragraph states: "Fund shareholders also should benefit from owning shares of a combined fund that has a larger asset size and more diverse shareholder base, particularly in the current money market environment." As part of the Boards' considerations, please explain how a larger asset size can help Fund shareholders in the current money market fund environment.

Response: The emphasized language will be deleted from the Amendment. Larger asset size for the funds should be beneficial to shareholders regardless of the market environment.

Information About the Reorganization

All Registrants

44.	Staff Comment: The penultimate sentence of the fourth paragraph states: "[a]n additional condition to the Reorganization is that the Fund and the Acquiring Fund receive an opinion of counsel to the effect that, for federal income tax purposes, the Reorganization will qualify as a tax-free reorganization and, thus, no gain or loss will be recognized by the Fund, the Fund's shareholders, or the Acquiring Fund as a result of the Reorganization." Please add disclosure stating that this is a non-waivable condition.

Response: The requested revision will be made in the Amendment.

December 16, 2020

All Registrants

45.	Staff Comment: The last paragraph of the section states: "For the reasons described above, the Fund's Board, which is comprised of a majority of Independent Board Members, and the Acquiring Fund's Board, which is comprised entirely of Independent Board Members, approved the Reorganization." Please state whether Board approval was unanimous.

Response: Board approval was unanimous, and corresponding disclosure has been added to each Amendment.

CSF

46.	Staff Comment: The last sentence of the third paragraph states that the Board considered "the costs to be incurred in connection with the Reorganization, noting that the expenses relating to the Reorganization would be borne by BNYM Investment Adviser and/or its affiliates, and not the Fund or Acquiring Fund." If the Reorganization is relying on Rule 17a-8 under the 1940 Act, the Commission has set out a list of non-exhaustive factors a board should consider, including any fees or expenses that will be borne directly or indirectly by the fund in connection with the reorganization (see Investment Company Act Release No. 25666, Investment Company Mergers, July 18, 2020). The disclosure later states that there will be no repositioning costs. Please disclose in this paragraph if this factor was considered by the Boards.

Response: The following disclosure will be added to the Amendment: "…(6) the costs to be incurred in connection with the Reorganization, noting that the expenses relating to the Reorganization would be borne by BNYM Investment Adviser and/or its affiliates, and not the Fund or Acquiring Fund, and that there was no expectation that the Fund's portfolio securities would be sold in connection with the Reorganization."

All Registrants

47.	Staff Comment: Please describe how Fund shareholders should benefit from more efficient portfolio management and certain operational efficiencies as a result of the Reorganization, as noted in the Questions and Answers section.

Response: The following disclosure (or an iteration thereof) will be added to the Amendment: "By combining the Fund with the Acquiring Fund, shareholders of the Fund also should benefit from more efficient portfolio management and certain operational efficiencies through various measures, including trade orders and executions, and also permitting the funds' service providers—including BNYM Investment Adviser—to operate and service a single fund (and its shareholders), instead of having to operate and service both funds."

All Registrants

48.	Staff Comment: Please explain to the Staff what investment restrictions are expected to be affected, as suggested in Temporary Suspension of Certain of the Fund's Investment Restrictions. The Staff notes that we may have additional comments based on the Funds' response.

Response: Upon further review, we do not believe certain of the Funds' investment restrictions require temporary suspension. Accordingly, the section has been deleted.

December 16, 2020

Voting Information

All Registrants

49.	Staff Comment: The second sentence of the first paragraph states: "BNYM Investment Adviser may retain a proxy solicitor to assist in the solicitation of proxies, primarily by contacting shareholders by telephone." Please explain why this disclosure states that a proxy solicitor "may" be retained, while disclosure elsewhere in the Registration Statement states that BNYM Investment Adviser "will" retain a proxy solicitor.

Response: The referenced disclosure will be revised in the Amendment as follows: "BNYM Investment Adviser ~~may retain a proxy solicitor~~ has retained the Proxy Solicitor to assist in the solicitation of proxies, primarily by contacting shareholders by telephone."

50.	Staff Comment: The second sentence of the third paragraph states: "[u]nmarked but properly signed and dated proxy cards will be voted "FOR" the Reorganization. Properly signed and dated proxy cards marked with an abstention or representing a broker non-vote will be treated as shares that are present at the Meeting for quorum purposes but which have not been voted." Broker non-votes cannot be counted for quorum purposes when there is only a non-routine proposal presented for shareholder approval (see NYSE Rule 452.11). Please revise this disclosure and disclosure throughout the Amendments accordingly.

Response: The referenced disclosure will be deleted here and elsewhere in the Amendment.

Financial Statements and Experts

All Registrants

51.	Staff Comment: Please advise the Staff as to what item of Form N-14 the section "Financial Statements and Experts" responds to.

Response: Item 8 with respect to the accountants.

52.	Staff Comment: The first sentence of the second paragraph states: "The audited financial statements of the Fund for its fiscal year ended November 30, 2019 and the audited financial statements of the Acquiring Fund for its fiscal year ended January 31, 2020 have been incorporated herein." Please advise the Staff as to why this disclosure is included in the Registration Statement.

Response: The referenced sentence will be deleted from the Amendment.

Proxy Card

All Registrants

53.	Staff Comment: To be consistent with disclosure in the Voting Information section of the Prospectus/Proxy Statement, the following disclosure should be included in bold on the proxy card: "Unmarked but properly signed and dated proxy cards will be voted "FOR" the Reorganization."

Response: The requested disclosure will be added in bold to each proxy card.

December 16, 2020

PART C

All Registrants

54.	Staff Comment: Please ensure hyperlinks included in exhibit list are operational. Additionally, as it has been requested that the effectiveness of the Registration Statements be accelerated, please include the indemnification undertaking required by Rule 484 under the Securities Act.

Response: The hyperlinks will be operational, and the requested Rule 484 language will be included in Part C of the Amendment.

* * * * *

Please direct any questions or comments to me at 212.969.3379 or kkaufman@proskauer.com, or to David Stephens at 212.969.3357 or dstephens@proskauer.com.

Very truly yours,

/s/ Kim E. Kaufman

Kim E. Kaufman

cc:	David Stephens

Jeff Prusnofsky

Max Vogel